Exhibit 99.5

FY25 Full Year Results

North American lithium producer Sayona Mining Limited (“Sayona”) (ASX:SYA; OTCQB:SYAXF) is pleased to announce its FY25 full year results reflecting a period of record production and sales from the operations at North American Lithium (Sayona 75%, Piedmont Lithium 25%).

Operational Highlights

•	North American Lithium (NAL) FY25 full year concentrate production was 204,858 dry metric tonnes (dmt), up 31% on the prior corresponding period (PCP).

•	Spodumene concentrate sold totalled 209,038 dmt which was up 32% on PCP and was delivered to customers in Asia and United States.

•	Lithium recoveries improved incrementally throughout the year to average 69% which was a 5% increase on the PCP recovery rate of 64%. Importantly, they have averaged 73% throughout the June quarter and continue to exceed expectations.

•	Capital projects of $20 million were completed at NAL including phase 2 of the Tailings Storage Facility capacity upgrade and other site enhancements.

•	Continuous improvements throughout 2025 have delivered record mill utilisation with the June quarter at 93%.

•	Extensive exploration programs were completed at NAL and Moblan in Québec which contributed significant increases in reserves and resources at both projects. The Moblan resource increased 30% to 121Mt @ 1.19% Li2O and Reserves increased 39% to 48.08Mt @ 1.31% Li2O1. The NAL reserve increased 124% to 48.6Mt @ 1.11% Li2O while the resource increased 8% to 95Mt @ 1.15% Li2O2.

Financial Highlights

•	Revenue of $223 million generated by NAL was up 11% on PCP with a 32% increase in sales volumes offset by a 16% decline in average realised selling prices reflecting market conditions. The lower prices were realised despite a $23 million improvement in commercial terms on sales from a combination of significant savings achieved in seaborne freight costs with pooled cargos in addition to pricing gains from the forward sales program.

•	Underlying EBITDA loss of $67 million for the Group which resulted from sales of high-cost inventory carried over from the NAL ramp up phase, partly offset by lower operating expenditures at NAL in addition to a $12 million reduction in corporate costs.

•	The Group’s consolidated loss after income tax for the year ended 30 June 2025 was $382 million (30 June 2024: $119 million loss), which includes non-recurring merger transaction costs of $13 million (30 June 2024: nil) and $265 million non-cash extraordinary items predominantly associated with a $271 million impairment of assets at North American Lithium as at 30 June 2025 due to a decline in forecast long-term lithium prices.

•	Net cash outflow from operating activities of $15 million, which is a 76% reduction on the operating cash outflow compared to the prior year.

•	Investment in capital and exploration projects totalled $50 million with $20 million of capital expenditure predominantly on NAL sustaining capital projects and $30 million on exploration in Canada utilising all remaining Flow Through Share funds.

•	Closing cash balance of $72 million was 20% lower than the end of June 2024 with the Group having no secured debt underpinning a solid financial position.

Management Commentary

1 See ASX announcement dated 25 August 2025

2 See ASX announcement dated 27 August 2025

Level 28, 10 Eagle St Brisbane Q 4000 | +61 7 3369 7058

ir@sayonamining.com.au | ASX: SYA | ACN 091 951 978	sayonamining.com.au

Mr Lucas Dow, MD and CEO said, “FY25 was a defining year for Sayona, marked by strong operational performance, disciplined cost management, and strategic milestones that have positioned us for the next phase of growth in the global lithium supply chain. We delivered on every full-year guidance metric, including a 31% increase in annual production and a 9% reduction in unit operating cost sold compared to FY24, while also achieving material gains in safety and sustainability performance. These results reflect the dedication of our team and the strength of our operating model.

“A standout achievement was the progress made at North American Lithium, where we set new quarterly records for mill utilisation and lithium recovery, culminating in our highest-ever monthly production in May. Through process optimisation, improved crushing availability, and collaborative logistics initiatives with Piedmont Lithium, we enhanced both efficiency and cost competitiveness. Our exploration success at NAL also unlocked significant growth potential, with expanded Reserves and Resources providing the foundation for a possible brownfield expansion.

“Moblan continued to emerge as one of North America’s most promising undeveloped lithium assets, with an updated JORC-compliant Mineral Resource Estimate of 121Mt at 1.19% Li₂O3 representing a more than sixfold increase since acquisition. The substantial uplift in Reserves further underlines the long-term strategic value of this asset to our portfolio.

“The proposed merger with Piedmont Lithium, overwhelmingly approved by Sayona shareholders and Piedmont stockholders, is a transformative step that will see the creation of Elevra Lithium Limited – a premier North American lithium producer with world-class assets, technical expertise, and enhanced market reach. The combined entity will be well-positioned to unlock synergies, enhance downstream optionality, and meet the surging global demand for lithium in the decades ahead.

“As we move into FY26, our focus is clear: complete the transition to Elevra Lithium, progress the NAL expansion studies, and advance our broader growth pipeline. With a talented and committed team, robust assets, and the momentum of a transformational year behind us, we are confident in our ability to deliver sustained value for shareholders, strengthen our position in the global battery materials supply chain, and contribute meaningfully to the clean energy transition.”

Operational and Financial Performance

Summary of Key Metrics for Period Ended 30 June 2025

	Unit	FY25	FY24	Variance (YoY)
North American Lithium [4]
Ore Mined	wmt	1,294,972	1,131,667	14%
Recovery	%	69	64	5%
Concentrate Produced	dmt	204,858	155,822	31%
Concentrate Grade Produced	%	5.3	5.4	(0.1%)
Concentrate Sold	dmt	209,038	157,937	32%
Average Realised Selling Price (FOB) [5]	A$/dmt	1,069	1,272	(16%)
Unit Operating Cost Sold (FOB) [6]	A$/dmt	1,290	1,417	(9)%
Group [4]
Revenue	A$M	223	201	11%
Underlying EBITDA (loss)	A$M	(67)	(54)	24%
Loss after income tax	A$M	(382)	(119)	221%
Net cashflow from operating activities	A$M	(15)	(62)	(76%)
Cash Balance	A$M	72	91	(20%)

Production and Financial Summary

Mining operations at NAL continued to ramp up over the year, with a 14% increase in ore extraction compared to the previous corresponding period. A total of 1,294,972 wet metric tonnes (wmt) of ore was mined over the period. The primary focus of mining activities was to optimise ore production and maintain ROM stockpile levels to meet higher levels of plant throughput. Operational

3 See ASX announcement dated 25 August 2025

4 All figures are reported in 100% terms and AUD unless noted otherwise. Numbers presented may not add up precisely to the totals provided due to rounding.

5 Average realised selling price is calculated on an accruals basis and reported in $/dmt sold, FOB Port of Québec.

6 Unit operating cost is calculated on an accruals basis and includes mining, processing, transport, port charges, site-based general and administration costs and cash based inventory movements, and excludes depreciation and amortisation charges, freight and royalties. It is reported in $/dmt sold, FOB Port of Québec.

2         Sayona Mining Limited

improvements, including blasting techniques, geotechnical and dewatering adjustments contributed to the increased mining rates, although productivity was still constrained by safety measures around historical underground mining areas.

The production of spodumene concentrate reached a record of 204,858 dry metric tonnes (dmt) produced over twelve months which was up 31% on the prior period. Mill utilisation was a major driver of this performance, averaging 88% over the year despite weather-related challenges in January 2025 and planned maintenance shutdowns in October 2024 and March 2025. Lithium recovery rates increased further to 69% over the period up from 64% in the prior corresponding period and continued to improve throughout the June quarter to average 73%.

Unit operating costs per tonne sold decreased 9% to $1,290/dmt during the year (US$835/dmt). Excluding the impact of inventory movements, unit costs per tonne produced declined 27% to $1,198/dmt (US$775/dmt) compared to the prior corresponding period. Focused cost control measures contributed to the stability in operating costs, supported by stronger volumes produced and sold, ensuring reduced margin losses despite lithium price fluctuations.

Sales of spodumene concentrate increased significantly, with a total of 209,038 dmt sold over the year. The 32% increase in sales volumes drove revenue growth of 11%, with revenue achieved of $223 million over the period. The average realised selling price over the year declined 16% to $1,069/dmt. The lower average realised price included the benefit of from a $23 million improvement in commercial terms on sales. This was delivered through a combination of optimised seaborne freight logistics to reduce freight costs and pricing gains from the forward sales program.

The underlying EBITDA loss for the period was $67 million resulting from increased sales volumes of high-cost inventory carried over from the NAL operational ramp up phase, partly offset by lower operating expenditures at NAL. Corporate costs were $12 million lower than the prior corresponding period reflecting an ongoing focus on cost reduction both operationally and in the corporate function.

The Group’s consolidated loss after income tax for the year ended 30 June 2025 was $382 million (30 June 2024: $119 million loss), which included non-cash extraordinary items of $265 million (30 June 2024: $32 million) and $13 million of merger transaction and integration costs (30 June 2024: nil). The non-cash extraordinary items included income from the sale of tax benefits under flow through share arrangements of $6 million (30 June 2024: $5 million) and impairment of the assets of North American Lithium of $271 million as at 30 June 2025 due to a decline in forecast long-term lithium prices.

The Group has reviewed the carrying value of the NAL Cash Generating Unit (CGU) as of 30 June 2025 as required under the Accounting Standards. The softening of the forward lithium prices over the past 12 months combined with the Company’s limited ability to take advantage of any upswings in forward lithium prices due to onerous conditions in the offtake agreement with Piedmont have been major factors in recognising the $271 million impairment charge against the NAL assets. Once the merger with Piedmont is completed, the impact of the offtake agreement will no longer be a factor in assessing future recoverable amounts for NAL’s assets.

The Group recorded a net cash outflow from operating activities of $15 million for the year, which was a 76% reduction on the operating cash outflow compared to the prior year. Operating cashflows benefited from the receipt of customer prepayments to support NAL operations in a low-price environment, and included $13 million of non-recurring merger transaction and integration costs. Cash outflows for exploration expenditure and capital expenditure totalled $50 million, a decrease of 56% compared to the prior corresponding period. Capital expenditure for the period totalled $20 million, focused predominantly on NAL sustaining capital projects, including phase 2 of the tailing storage facility capacity upgrade and expansion of waste rock stockpiles. Exploration activity was designed to utilise the remaining Flow Through Share funding, with $30 million of exploration activity conducted at NAL and Moblan.

Closing cash decreased by 20% to $72 million from $91 million at 30 June 2024, with the receipt of proceeds from a capital raise completed in November 2024 partially offsetting the cash outflow from operating activities including merger transaction and integration costs, and supported the NAL capital investment program in the period.

Exploration

North American Lithium

3         Sayona Mining Limited

Throughout calendar year 2024, Sayona completed a further 53,444 metres of drilling across 153 drill holes7, with a focus on increasing confidence in existing deposits and exploring extensions outside of current mining operations.

This drilling was supported by Flow Through Share (FTS) funding that was raised in March 2023 specifically for exploration and resource definition drilling as allowed under the Income Tax Act (Canada) (refer ASX release 7 March 2023). This Flow Through Share funding was required to be fully expended by 31 December 2024 and now the FTS funding has been fully utilised, no further exploration drilling is currently planned.

A recent review of resources and reserves defined a Resource of 95 Mt @ 1.15% Li2O and a 124% increase in Reserves to 48.6 Mt @ 1.11% Li2O8.

Moblan Lithium Project

Exploration at Moblan saw significant site activity over the last year9, with a total of 76,202 metres drilled across 281 holes in 2024. This extensive drilling campaign also utilised FTS funding, providing robust backing for exploration and resource definition activities. Now the FTS funding has been fully utilised, no further exploration drilling is currently planned.

Drilling has identified further extensions of high-grade lithium mineralisation beyond previously defined zones. The drilling program focused on deepening the understanding of mineral continuity and refining the geological model, providing the basis for future development and a potential increase in planned production.

A recent review of Resources and Reserves defined a material 30% upgrade in Resources to 121Mt @ 1.19% Li2O and 39% increase in Reserves to 48.08Mt @ 1.31% Li2O10 which may underpin higher production and/or longer mine life.

Australian Exploration Activities

During the year Sayona continued to advance its portfolio of early-stage lithium and gold projects in Western Australia through systematic exploration, joint venture collaboration and disciplined investment. The Western Australian assets offer exposure to discoveries within one of the world’s most prospective mining jurisdictions.

In the Pilbara region the Company holds 100% of the lithium rights to seven tenements covering 346km2. At the Tabba Tabba project, which is the most advanced, Sayona continued its drill programmes which have provided valuable geochemical and geological data, enhancing the understanding of the tenement’s potential. Work is focused in the search for flat lying pegmatite systems, principally hosted along a six-kilometre strike of the Western Gabbro Corridor. The Tabba Tabba project is directly south and along strike from Wildcat Resources' (ASX: WC8) Tabba Tabba lithium deposit.

Within the 597km2 of tenure where Sayona has 100% of the gold rights, exploration is focused on intrusion hosted gold mineralisation in a style similar to Northern Star’s nearby Hemi gold deposit.

The Morella Lithium Joint Venture remains a material component of Sayona’s Western Australian lithium strategy and is managed by Morella Corporation Limited (ASX: 1MC). The Pilbara JV area comprises six tenements covering 356 km². Projects include the advanced Mallina area which is host to spodumene pegmatite, as well as strategically placed tenure in the Tabba Tabba area. The JV also includes two tenements in the South Murchison covering 48 km² where first drilling at Mt Edon has identified rubidium-bearing pegmatites.

Merger with Piedmont Lithium and Capital Raise

In November 2024, Sayona Mining Limited and Piedmont Lithium Inc. announced a definitive merger agreement, forming a leading North American lithium producer with an approximately 50/50 equity split upon completion. The merger is anticipated to create significant synergies by integrating Sayona’s production capabilities with Piedmont’s market presence in North America. Upon completion, the newly merged entity will have expanded operational efficiencies, a significant project portfolio and a stronger

7 See ASX announcement dated 31 January 2025

8 See ASX announcement dated 27 August 2025

9 See ASX announcement dated 31 January 2025

10 See ASX announcement dated 25 August 2025

4         Sayona Mining Limited

financial position, enhancing its ability to meet growing demand for lithium products. Following the announcement, Sayona successfully completed a capital raise of $38 million (net of costs) in the December 2024 quarter.

Shareholder meetings for both Sayona and Piedmont Lithium have now approved the merger and completion is expected to occur on 30 August 2025. The combined company will be named Elevra Lithium Limited.

Post merger completion a conditional placement of Sayona shares to Resource Capital Fund VIII, L.P. to raise approximately $69 million (~US$45M, before costs) at $0.032 per Sayona share will be finalised and the consolidation of Sayona shares through the conversion of every 150 Sayona shares held by a Sayona shareholder into 1 Sayona share will also be completed.

The Company remains committed to disciplined capital allocation, focusing on cost optimisation and strategic growth initiatives subject to market conditions, to strengthen its financial position and ensure long-term sustainability.

Corporate

During the reporting period, Sayona strengthened its Board with the appointment of Ms Laurie Lefcourt as a Non-Executive Director, effective 16 October 2024. With over three decades of experience in finance, governance, and major resource projects, Ms Lefcourt brings strategic expertise to Sayona’s Board. She was also appointed Chair of the Audit and Risk Committee on 17 October 2024 and is a member of the Nomination and Remuneration Committee.

Additionally, in July 2024 Sayona announced the appointment of Mr Lucas Dow as Managing Director and CEO. Mr Dow, who previously served as CEO of a major mining corporation, brings extensive operational and leadership experience to Sayona at a critical time of expansion and transformation. Under his leadership, Sayona is expected to drive further improvements in operational efficiency, corporate strategy, and shareholder value.

Mr Dow assumed the role of Managing Director and CEO with a hand over from interim CEO, Mr James Brown. During the reporting period, Mr Brown continued as an Executive Director of the Company to ensure business continuity and a structured handover of responsibilities to Mr Dow, in addition to assisting with the Piedmont merger and the associated capital raisings. The Board has determined that Mr Brown will continue in this role until the completion of the merger.

FY26 Guidance and Investor Engagement

Due to the timing of merger completion, an investor webcast/teleconference will be held in early to mid-September 2025 which will allow a discussion of these results and future Elevra Lithium strategy. At that stage FY26 guidance will also be provided allowing suitable time for the new Board of Elevra Lithium to consider this matter.

5         Sayona Mining Limited

Issued on behalf of the Board.

For more information, please contact:

Andrew Barber

Director of Investor Relations

Ph: +617 3369 7058

Email: ir@sayonamining.com.au

About Sayona Mining

Sayona Mining Limited is a North American lithium producer (ASX:SYA; OTCQB:SYAXF), with projects in Québec, Canada and Western Australia.

In Québec, Sayona’s assets comprise North American Lithium together with the Authier Lithium Project and the Tansim Lithium Project, supported by a strategic partnership with American lithium developer Piedmont Lithium Inc. Sayona also holds a 60% stake in the Moblan Lithium Project in northern Québec.

In Western Australia, the company holds a large tenement portfolio in the Pilbara region prospective for gold and lithium. Sayona is exploring for Hemi style gold targets in the world class Pilbara region, while its lithium projects include Company-owned leases and those subject to a joint venture with Morella Corporation.

For more information, please visit us at www.sayonamining.com.au

Forward Looking Statements

Forward-looking statements are based on current expectations and beliefs and, by their nature, are subject to a number of known and unknown risks and uncertainties that could cause the actual results, performances and achievements to differ materially from any expected future results, performances or achievements expressed or implied by such forward-looking statements, including but not limited to, the risk of further changes in government regulations, policies or legislation; the risks associated with the current joint venture with Piedmont Lithium; the risks that further funding may be required, but unavailable, for the ongoing development of the Company’s projects; fluctuations or decreases in commodity prices; uncertainty in the estimation, economic viability, recoverability and processing of mineral resources; risks associated with development of the Company Projects; unexpected capital or operating cost increases; uncertainty of meeting anticipated program milestones at the Company’s Projects; risks associated with investment in publicly listed companies, such as the Company; and risks associated with general economic conditions.

Subject to any continuing obligation under applicable law or relevant listing rules of the ASX, the Company disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements in this Release to reflect any change in expectations in relation to any forward-looking statements or any change in events, conditions or circumstances on which any such statements are based. Nothing in this Release shall under any circumstances (including by reason of this Release remaining available and not being superseded or replaced by any other Release or publication with respect to the subject matter of this Release), create an implication that there has been no change in the affairs of the Company since the date of this Release.

The distribution of this presentation in other jurisdictions outside Australia may also be restricted by law and any restrictions should be observed. To avoid doubt, this presentation is not for distribution or dissemination within Canada. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

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Appendix

Reconciliation of Underlying EBITDA to Loss after income tax

$’000	FY25	FY24	Variance
Underlying EBITDA	(66,915)	(54,154)	24%
Underlying depreciation and amortisation expense	(40,056)	(33,307)	20%
Underlying earnings adjustments
Fair value adjustments to financial instruments	4,546	-	-
Income from sale of tax benefits under flow through share arrangements	6,084	5,294	15%
Impairment and write down of financial assets	-	(8,134)	-
Impairment and write down of non-financial assets	(271,310)	(17,066)	1,490%
Loss on disposal of financial assets	-	(1,264)	-
Merger transaction and integration costs	(12,521)	-	-
Net movement in inventories relating to net realisable value adjustments	(4,200)	(10,437)	(60%)
Loss from operations	(384,372)	(119,068)	223%

Financial income	4,524	7,668	(41%)
Financial expenses	(4,882)	(4,046)	21%
Net financial income	(358)	3,622	(110%)

Loss before income tax	(384,730)	(115,446)	233%
Income tax benefit / (expense)	2,989	(3,576)	(184%)
Loss after income tax	(381,741)	(119,022)	221%

Physicals and Unit Metrics Summary

Notes

1	All figures are reported in 100% terms. Numbers presented may not add up precisely to the totals provided due to rounding.
2	Average realised sales price is calculated on an accruals basis and reported in $/dmt sold, FOB Port of Québec.
3	Unit operating cost produced is calculated on an accruals basis and includes mining, processing, transport, port charges, site-based general and administration costs, and excludes inventory movements, depreciation and amortisation charges, freight and royalties. It is reported in $/dmt Produced, FOB Port of Québec
4	Unit operating cost sold is calculated on an accruals basis and includes mining, processing, transport, port charges, site-based general and administration costs and cash based inventory movements, and excludes depreciation and amortisation charges, freight and royalties. It is reported in $/dmt Sold, FOB Port of Québec

7        Sayona Mining Limited